SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St James’s Square	Level 33, 120 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___  No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBITS

99.1	1 March 2016	Rio Tinto board changed

99.2	1 March 2016	Rio Tinto completes sale of interest in Bengalla Joint Venture for US$616.7 million

99.3	3 March 2016	Increase to Rio Tinto Coal Australia Mineral Resources and Reserves

99.4	3 March 2016	Increase to Pilbara Ore Reserves

99.5	17 March 2016	Jean-Sébastien Jacques to succeed Sam Walsh as Rio Tinto chief executive

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc

Rio Tinto Limited
(Registrant)	(Registrant)

By /s/ Eleanor Evans	By /s/ Eleanor Evans
Name Eleanor Evans	Name Eleanor Evans
Title Company Secretary	Title Joint Company Secretary

Date 5 April 2016	5 April 2016